SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                               Amendment No. 15

                  Under the Securities Exchange Act of 1934

                            CAROLCO PICTURES INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  143763100
                    (CUSIP Number of Class of Securities)

                            Carolco Pictures Inc.
                            8800 Sunset Boulevard
                        Los Angeles, California  90069
                          Attn: Delana C. Turner
                              (213) 855-7340
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                           Brian J. McCarthy, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                      300 South Grand Avenue, Suite 3400
                      Los Angeles, California 90071-3144
                                (213) 687-5000

                                  May 8, 1995
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:
                                                                 (  )

          Check the following box if a fee is being paid with this
          Statement:
                                                                 (  )


     CUSIP No. 143763100                 13D

      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           NEW CAROLCO INVESTMENTS B.V.

      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  ( )
                                                       (b)  ( )

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           The Netherlands

                                             : (7)  SOLE VOTING POWER
                                             :           0
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :           0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :           0
                                             :(10)  SHARED DISPOSITIVE
                                             :           0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                      0

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                            ( )
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      0%

     (14)  TYPE OF REPORTING PERSON*
               CO


     CUSIP No. 143763100                 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          MARIO F. KASSAR

      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  ( )
                                                       (b)  ( )

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Dominican Republic

                                             : (7)  SOLE VOTING POWER
                                             :       7,971,457
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :             0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :       7,971,457
                                             :(10)  SHARED DISPOSITIVE
                                             :           0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
               7,971,457

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                            ( )
     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               5.5%

     (14)  TYPE OF REPORTING PERSON*
               IN


                    This Amendment No. 15 to the Schedule 13D filed with the Commission on January 9, 1990 by the Reporting Persons, as amended by (a) Amendment No. 1 filed on January 22, 1990, (b) Amendment No. 2 filed on February 1, 1990, (c) Amendment No. 3 filed on March 19, 1990, (d) Amendment No. 4 filed on November 3, 1990, (e) Amendment No. 5 filed on January 12, 1991, (f) Amendment No. 6 filed on October 1, 1991, (g) Amendment No. 7 filed on November 13, 1991, (h) Amendment No. 8 filed on March 25, 1992, (i) Amendment No. 9 filed on April 8, 1992, (j) Amendment No. 10 filed on May 7, 1993, (k) Amendment No. 11 filed on May 26, 1993, (l) Amendment No. 12 filed on October 21, 1993, (m) Amendment No. 13 filed on February 13, 1994 and (n) Amendment No. 14 filed on August 16, 1995 (as amended, the "Schedule 13D") is being filed to amend and supplement Items 4, 5 and 6. This Amendment No. 15 constitutes the Final Amendment to the Schedule 13D of New CIBV.

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the exhibits attached hereto is hereby expressly incorporated herein by reference and the responses to each item of this Amendment are qualified in their entirety by the provisions of such exhibits.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

                    Item 4 is hereby amended and supplemented as follows:

                    By letter dated May 8, 1995, New CIBV, among other things, surrendered to each of the Foreign Investors all of New CIBV's right, title and interest in 2,643,109 shares of Common Stock, and authorized such Foreign Investor to take possession thereof from Pioneer, as Collateral Agent, in fulfillment of all present and future obligations and liabilities of all kinds owning to such Foreign Investor, including, without limitation, under the Second Amended and Restated Non-recourse Secured Promissory Note in the principal amount of $3,655,406 made by New CIBV in favor of such Foreign Investor and the Amended and Restated Security and Pledge Agreement dated as of April 30, 1993 by and between New CIBV and such Foreign Investor. A copy of each of such letters is attached hereto as Exhibit 14, 15 and 16, respectively. In light of such transaction, New CIBV no longer owns any of the outstanding voting securities of CPI and, accordingly, New CIBV no longer considers itself subject to the Schedule 13D filing requirements.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 is hereby amended and supplemented as follows:

                    The information set forth in Item 4 hereof is hereby incorporated herein by reference.

                    New CIBV may be deemed to beneficially own no shares of Common Stock, or 0% of the shares of Common Stock outstanding. New CIBV may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, no shares of Common Stock.

                    Mr. Kassar may be deemed to beneficially own
          7,971,457 shares of Common Stock that are issuable upon the exercise of vested options or options that vest within 60 days of May 8, 1995 in favor of Mr. Kassar, or 5.5% of the shares of Common Stock outstanding. This percentage is based on 145,612,810 shares of Common Stock, the aggregate of the shares of Common Stock outstanding as of March 31, 1995 and the shares of Common Stock that are issuable upon the exercise of vested options or options that vest within 60 days of May 8, 1995 in favor of Mr. Kassar. Mr. Kassar may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 7,971,457 shares of Common Stock.

                    On each of August 31, 1994, September 30, 1994, October 31, 1994, November 31, 1994, December 31, 1994,
          January 31, 1995, February 28, 1995, March 31, 1995 and April 30, 1995, 294,117 options in favor of Mr. Kassar become immediately exercisable. In addition, 822,500 options in favor of Mr. Kassar became immediately exercisable on April 20, 1995. Furthermore, CPI granted Mr. Kassar immediately exercisable options to acquire 75,000 shares of Common Stock on December 1, 1994 for his service as a member of the Board of Directors of CPI and the Supervisory Committee of the Board of Directors of CPI.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Item 6 is hereby amended and supplemented as follows:

                    The information set forth in Items 4 and 5 hereof is hereby incorporated herein by reference.

          ITEM 7.   INFORMATION TO BE FILED AS EXHIBITS.

          Exhibit        Description

             13          Joint Filing Agreement between the
                         Reporting Persons pursuant to Rule 13d-
                         1(f)(1)(iii)

             14 Letter dated May 8, 1995 from New Carolco Investments B.V. to Le Studio Canal+

             15 Letter dated May 8, 1995 from New Carolco Investments B.V. to Pioneer LDCA, Inc.

             16 Letter dated May 8, 1995 from New Carolco Investments B.V. to RCS Video Services
                         International B.V.


                                  SIGNATURE

                    After reasonalbe inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 12, 1995

                                   NEW CAROLCO INVESTMENTS B.V.

                                   By:/s/ Roberto C. Brazao Gomes
                                        Roberto C. Brazao Gomes
                                        Managing Director

                                   /s/ Mario F. Kassar
                                       Mario F. Kassar



                                EXHIBIT INDEX

          Exhibit        Description

            13           Joint Filing Agreement
                         between the Reporting
                         Persons pursuant to Rule
                         13d-1(f)(1)(iii)

            14           Letter dated May 8, 1995
                         from New Carolco
                         Investments B.V. to Le
                         Studio Canal+

            15           Letter dated May 8, 1995
                         from New Carolco
                         Investments B.V. to Pioneer
                         LDCA, Inc.

            16           Letter dated May 8, 1995
                         from New Carolco
                         Investments B.V. to RCS
                         Video Services
                         International B.V.


                                                          EXHIBIT 13

                            Joint Filing Agreement

                    In accordance with Rule 13d-1(f) of the
          Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Carolco Pictures Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          Dated:  May 12, 1994

                                   NEW CAROLCO INVESTMENTS B.V.

                                   By:  /s/ Roberto C. Brazao Gomes
                                        Roberto C. Brazao Gomes
                                        Managing Director

                                   /s/ Mario F. Kassar
                                       Mario F. Kassar



                                                          Exhibit 14

                         NEW CAROLCO INVESTMENTS B.V.
                              3016 BC ROTTERDAM
                               THE NETHERLANDS

                                                  May 8, 1995

          Le Studio Canal+
          17, rue Dumont D'Arville
          75116 Paris, France
          Attention:  Mr. Oliver Granier

          Ladies and Gentlemen:

                    Notice is hereby given by New Carolco
          Investments B.V., a corporation organized under the laws of The Netherlands ("New CIBV"), of a surrender of 2,643,109 shares of common stock (the "Collateral") of Carolco Pictures Inc. ("Carolco"), which is held by Pioneer LDCA, Inc., as Collateral Agent, in connection with the security interest granted in the Collateral under the terms of the Amended and Restated Security and Pledge Agreement, dated as of April 30, 1993, by and between New CIBV and you (the "Security Agreement"). Pursuant to the Security Agreement, New CIBV, as debtor, granted to you, as secured party, a first priority security interest in the Collateral as security for all present and future obligations and liabilities of all kinds of New CIBV to you under the Amended and Restated Non-recourse Secured Promissory Note, dated April 30, 1993, made by New CIBV in your favor, as amended and restated by the Second Amended and Restated Non-recourse Secured Promissory Note, dated July 31, 1994, made by New CIBV in your favor (the "Note"), to secure performance of the Security Agreement.

                    New CIBV hereby surrenders to you all of its right, title and interest in the Collateral, and authorizes you to take possession thereof from the Collateral Agent, in fulfillment of all present and future obligations and liabilities of all kinds owing to you, including, without limitation, under each of the Note and the Security Agreement. In connection therewith, enclosed is a stock power executed in blank to transfer the Collateral into your name on the share register of Carolco.

                    New CIBV hereby waives all rights to the Collateral, including, without limitation, all rights (i) to redeem the Collateral, (ii) to excess proceeds thereof, (iii) in connection with the any sale of the Collateral and (iv) with respect to the transfer of the Collateral into your name.

                    Upon the receipt by New CIBV of the Note marked "Cancelled," New CIBV shall instruct Carolco's transfer agent to re-register the Collateral in your name.

                                   Very truly yours,

                                   NEW CAROLCO INVESTMENTS B.V.

                                   By:  /s/ Roberto C. Brazao Gomes
                                        Roberto C. Brazao Gomes
                                        Managing Director

          cc:   Coudert Brothers
                1055 West Seventh Street, 20th Floor
                Los Angeles, California  90071
                Attention:  John St. Clair, Esq.



                                                          Exhibit 15

                         NEW CAROLCO INVESTMENTS B.V.
                              3016 BC ROTTERDAM
                               THE NETHERLANDS

                                                  May 8, 1995

          Pioneer LDCA, Inc.
          2265 East 220th Avenue
          Long Beach, California 90801
          Attention:  Tetsuro Kudo

          Ladies and Gentlemen:

                    Notice is hereby given by New Carolco
          Investments B.V., a corporation organized under the laws of The Netherlands ("New CIBV"), of a surrender of 2,643,109 shares of common stock (the "Collateral") of Carolco Pictures Inc. ("Carolco"), which is held by Pioneer LDCA, Inc., as Collateral Agent, in connection with the security interest granted in the Collateral under the terms of the Amended and Restated Security and Pledge Agreement, dated as of April 30, 1993, by and between New CIBV and you (the "Security Agreement"). Pursuant to the Security Agreement, New CIBV, as debtor, granted to you, as secured party, a first priority security interest in the Collateral as security for all present and future obligations and liabilities of all kinds of New CIBV to you under the Amended and Restated Non-recourse Secured Promissory Note, dated April 30, 1993, made by New CIBV in your favor, as amended and restated by the Second Amended and Restated Non-recourse Secured Promissory Note, dated July 31, 1994, made by New CIBV in your favor (the "Note"), to secure performance of the Security Agreement.

                    New CIBV hereby surrenders to you all of its right, title and interest in the Collateral, and authorizes you to take possession thereof from the Collateral Agent, in fulfillment of all present and future obligations and liabilities of all kinds owing to you, including, without limitation, under each of the Note and the Security Agreement. In connection therewith, enclosed is a stock power executed in blank to transfer the Collateral into your name on the share register of Carolco.

                    New CIBV hereby waives all rights to the Collateral, including, without limitation, all rights (i) to redeem the Collateral, (ii) to excess proceeds thereof, (iii) in connection with the any sale of the Collateral and (iv) with respect to the transfer of the Collateral into your name.

                    Upon the receipt by New CIBV of the Note marked "Cancelled," New CIBV shall instruct Carolco's transfer agent to re-register the Collateral in your name.

                                   Very truly yours,

                                   NEW CAROLCO INVESTMENTS B.V.

                                   By:  /s/ Roberto C. Brazao Gomes
                                        Roberto C. Brazao Gomes
                                        Managing Director

          cc:   Pioneer LDC, Inc.
                Arco Tower, 8-1
                Shimomeghio 1-Chome
                Meguro-ku
                Tokyo 153, Japan
                Attention:  Ryoichi Noda

                Pryor, Cashman, Sherman & Flynn
                410 Park Avenue
                New York, New York 10022
                Attention:  Blake Hornick, Esq.


          Pioneer LDCA, Inc.
          Page 14

                                                          Exhibit 16

                         NEW CAROLCO INVESTMENTS B.V.
                              3016 BC ROTTERDAM
                               THE NETHERLANDS

                                                  May 8, 1995

          RCS Video International
            Services B.V.
          Museumplein II
          1071 DJ Amsterdam
          The Netherlands

          Ladies and Gentlemen:

                    Notice is hereby given by New Carolco
          Investments B.V., a corporation organized under the laws of The Netherlands ("New CIBV"), of a surrender of 2,643,109 shares of common stock (the "Collateral") of Carolco Pictures Inc. ("Carolco"), which is held by Pioneer LDCA, Inc., as Collateral Agent, in connection with the security interest granted in the Collateral under the terms of the Amended and Restated Security and Pledge Agreement, dated as of April 30, 1993, by and between New CIBV and you (the "Security Agreement"). Pursuant to the Security Agreement, New CIBV, as debtor, granted to you, as secured party, a first priority security interest in the Collateral as security for all present and future obligations and liabilities of all kinds of New CIBV to you under the Amended and Restated Non-recourse Secured Promissory Note, dated April 30, 1993, made by New CIBV in your favor, as amended and restated by the Second Amended and Restated Non-recourse Secured Promissory Note, dated July 31, 1994, made by New CIBV in your favor (the "Note"), to secure performance of the Security Agreement.

                    New CIBV hereby surrenders to you all of its right, title and interest in the Collateral, and authorizes you to take possession thereof from the Collateral Agent, in fulfillment of all present and future obligations and liabilities of all kinds owing to you, including, without limitation, under each of the Note and the Security Agreement. In connection therewith, enclosed is a stock power executed in blank to transfer the Collateral into your name on the share register of Carolco.

                    New CIBV hereby waives all rights to the Collateral, including, without limitation, all rights (i) to redeem the Collateral, (ii) to excess proceeds thereof, (iii) in connection with the any sale of the Collateral and (iv) with respect to the transfer of the Collateral into your name.

                    Upon the receipt by New CIBV of the Note marked "Cancelled," New CIBV shall instruct Carolco's transfer agent to re-register the Collateral in your name.

                                   Very truly yours,

                                   NEW CAROLCO INVESTMENTS B.V.

                                   By:  /s/ Roberto C. Brazao Gomes
                                        Roberto C. Brazao Gomes
                                        Managing Director

          cc:   Affari Legali e Societari
                Rizzoli
                Corso Garibaldi 86
                20121 Milan Italy

                Werbel McMillin & Carnelutti
                711 Fifth Avenue
                New York, New York 10022
                Attention:  Paul D. Downs, Esq.